Mirisata PDX

Profit and Loss
January - December 2021

	TOTAL
Income	
Hillsboro Sales	2,901.26
Hillsboro Discounts	-151.85
Total Hillsboro Sales	**2,749.41**
PDX Sales	469,828.62
Discounts	-5,074.44
DoorDash	46,273.34
Returns	-468.39
Uber	17,178.00
Total PDX Sales	**527,737.13**
Postmates	12,870.94
Sales of Product Income	150.00
Shopify Sales	9,216.50
Uncategorized Income	0.00
Total Income	**$552,723.98**
Cost of Goods Sold	
PDX COGS	
Alcohol	13,862.88
CC Processing Fees	15,382.58
Delivery Fees	9,145.72
Food	172,092.91
Total PDX COGS	**210,484.09**
Total Cost of Goods Sold	**$210,484.09**
GROSS PROFIT	**$342,239.89**
Expenses	
Advertising & Marketing	7,897.61
Bank Charges & Fees	125.88
Car & Truck	2,191.91
Charitable Contributions	749.90
Dues & Subscriptions	75.00
Software	4,045.16
Total Dues & Subscriptions	**4,120.16**
Food Cart Rental	1,445.00
Guaranteed Payments	
Akila Herath	1,346.60
Alex	20,300.00
Ihan Pallebage	2,473.20
Justice del Castillo	23,803.14
Padma Abeardhana	997.00

Mirisata PDX

Profit and Loss
January - December 2021

	TOTAL
Rochelle	36,808.68
Simar Tate	7,423.56
Theodore West	2,494.20
Victor Phillips	14,066.10
Total Guaranteed Payments	**109,712.48**
Insurance	1,155.96
Interest Paid	7,046.04
Legal & Professional Services	5,260.00
Meals & Entertainment	316.70
Payroll Expenses	
Contractors	23,524.52
Gross Wages	164,438.73
Health Insurance	11,623.63
Payroll Taxes	17,967.66
Workers Compensation	3,475.78
Total Payroll Expenses	**221,030.32**
Rent & Lease	68,045.00
Repairs & Maintenance	3,722.51
Research + Development	457.30
Supplies	
Office	1,037.66
Postage and Delivery	81.96
Total Office	**1,119.62**
Restaurant	11,132.65
Smallwares	17,208.94
Total Supplies	**29,461.21**
Taxes & Licenses	4,397.50
Uncategorized Expense	0.00
Utilities	
Electric	6,738.94
Garbage	5,129.93
Gas	3,324.19
Phone/Internet	1,537.69
Water	4,255.90
Total Utilities	**20,986.65**
Total Expenses	**$488,122.13**
NET OPERATING INCOME	$ -145,882.24
Other Income	
Interest Income	7.58
RRF Grant - Non Taxable	61,230.64

Mirisata PDX

Profit and Loss
January - December 2021

	TOTAL
Tips Income	79,465.59
Total Other Income	**$140,703.81**
NET OTHER INCOME	**$140,703.81**
NET INCOME	**$ -5,178.43**

Mirisata PDX

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	363.50
Checking	5,683.48
Door Dash Holding	678.66
Petty Cash	0.00
Postmates Holding	0.00
Savings	3,913.78
Shopify Holding	0.00
Spoton Holding	7,764.89
Uber Holding	282.69
Total Bank Accounts	**$18,687.00**
Other Current Assets	
Inventory Asset	7,700.00
Total Other Current Assets	**$7,700.00**
Total Current Assets	**$26,387.00**
Fixed Assets	
Accumulated Amortization	-151.36
Accumulated Depreciation	-4,184.29
Equipment	15,242.29
Leasehold Improvements	15,910.99
Start Up Expenses	151.36
Vehicles	7,500.00
Total Fixed Assets	**$34,468.99**
Other Assets	
Security Deposit	3,503.50
Total Other Assets	**$3,503.50**
TOTAL ASSETS	**$64,359.49**

Mirisata PDX

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Gift Cards	3,953.50
Loan Payable	
██████████	105.00
███████████████	7,500.00
Earthly Gourmet Loan	24,493.34
Farm Spirit	0.00
██████████	2,000.00
Spoton Loan	36,184.13
Total Loan Payable	**70,282.47**
Payroll Liabilities	
Direct Deposit	0.00
Garnishment	0.00
Payroll Taxes Owed	0.00
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$74,235.97**
Total Current Liabilities	**$74,235.97**
Total Liabilities	**$74,235.97**
Equity	
Retained Earnings	-4,698.05
Net Income	-5,178.43
Total Equity	**$ -9,876.48**
TOTAL LIABILITIES AND EQUITY	**$64,359.49**

Mirisata PDX

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,178.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-6,700.00
Accounts Payable (A/P)	0.00
Gift Cards	2,293.50
Loan Payable ▮▮▮▮▮▮▮▮▮▮	-4,500.00
Loan Payable:Earthly Gourmet Loan	19,746.84
Loan Payable:Farm Spirit	-2,000.00
Loan Payable:Spoton Loan	36,184.13
Payroll Liabilities:Direct Deposit	0.00
Payroll Liabilities:Garnishment	0.00
Payroll Liabilities:Payroll Taxes Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,024.47**
Net cash provided by operating activities	**$39,846.04**
INVESTING ACTIVITIES	
Equipment	-14,058.00
Leasehold Improvements	-12,910.99
Vehicles	-7,500.00
Security Deposit	-745.00
Net cash provided by investing activities	**$ -35,213.99**
NET CASH INCREASE FOR PERIOD	**$4,632.05**
Cash at beginning of period	14,054.95
CASH AT END OF PERIOD	**$18,687.00**